Generex Biotechnology Corporation
Toronto, Ontario

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Generex Biotechnology Corporation for the registration of shares of its common stock, preferred stock, warrants and/or units consisting of two or more of any such securities for a proposed maximum aggregate offering price of $150,000,000 and to the incorporation by reference therein of our report dated October 6, 2009 relating to the consolidated financial statements and Schedule II included in the Annual Report of Generex Biotechnology Corporation on Form 10-K for the year ended July 31, 2009, filed with the Securities and Exchange Commission.

/s/ MSCM LLP

MSCM LLP
Toronto, Canada
January 29, 2010